

October 17, 2011

Via U.S. Mail
Randy Edgerton
Chief Financial Officer
EC Development, Inc. (f/k/a eNucleus, Inc.)
23 E. 9th Street, Suite 229
Shawnee, Oklahoma, 74801

> **Re:** **EC Development, Inc. (f/k/a eNucleus, Inc.)**
> **Form 10-12G**
> **Filed September 19, 2011**
> **File No. 000-14039**

Dear Mr. Edgerton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

2.   Please revise your document throughout as necessary so as to clarify the organizational history of your company and its predecessor, eNucleus. In this regard we note the following statements:

- "We were incorporated in Delaware on May 30, 2000", on page 38;
- "eNucleus, Inc. (Company) was originally organized in Nevada in 1984, redomiciled in Delaware in July 2000", page F-6;
- "EC Development, LLC (LLC) was organized in Oklahoma on November 9, 2005", page F-6;
- "We have not accrued or paid any dividends since the Company's inception, August 1, 2011", page 53.

See Item 101(h) of Regulation S-K.

Item 1. Business, page 3

3. Revise to discuss the need for any government approval of your principal products. If government approval is necessary and you have not yet received that approval, discuss the status of the approval within the government approval process. See Item 101(h)(4)(viii) of Regulation S-K. You should also discuss the regulatory environment for your industry in general and describe how such regulations may affect your operations.

4. You state in the risk factor disclosure under the heading "If we become dependent on key suppliers, our business may suffer due to adverse conditions in our supply chain" on page 33 that certain components and subassemblies that are used in the manufacture of your hardware components are purchased from a single or a limited number of suppliers. You further state that should any of these suppliers be unable to meet your requirements in a timely manner, you may experience an interruption in production until an alternative source of supply can be obtained. Please revise to include disclosure describing the sources and availability for these components and subassemblies. You should also include the names of your principal suppliers. See Item 101(h)(5) of Regulation S-K.

Our Products, page 7

5. In light of the nature of your products, you should include more robust and comprehensive disclosure regarding your intellectual property.

Market and Competition

Market, page 20

6. We note that you reference third-party source materials in support of the industry data included in your document. We note by way of example your reference to the forecast from "various industry sources" regarding the growth of the global market for casinos. Please disclose the identity and of these industry sources as well as the dates of any third-party reports. You should also provide us supplementally with copies of any third-party reports referenced in your document. Such copies should be marked or highlighted to

show the information from the report that is referenced in your document. You should also include cross-references to the page in your document where such information is cited. Finally, tell us whether any of these third-party reports were prepared for you in connection with the preparation of this registration statement.

Item 1A. Risk Factors

General

7.   Please revise your risk factor headings so that they more adequately describe how the related risk factor may affect your operations and your securities. See Item 503(c) of Regulation S-K. We note by way of example, without limitation, the following risk factor heading:

- "Certain principal shareholders, our officers and directors have the ability to exercise control over the Company", page 30;
- "We will have broad discretion in using any proceeds from the sale of stock or other securities", page 30; and
- "There are significant potential conflicts of interest, which could impact our investment returns," page 31.

"There are significant potential conflicts of interest, which could impact our investment returns," page 31

8.   Please disclose the identity of any other entities that your executive officers and directors are affiliated with at the current time. You should include a description of the business conducted by any such entity and tell us whether any entity identified is a public or non-public company. In addition, disclose how you intend to resolve any conflicts of interest between EC Development and these entities should they arise.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

General

9.   Delete your reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as your company is not already a public reporting company and therefore the safe harbor is not available. Alternatively, if you retain the disclosure, please clarify that the safe harbor is not available to you.

Business Strategy, page 43

10.   You state that you are presently pursuing opportunities in niche markets that may have been overlooked by larger competitors such as the Class II gaming facilities in addition to

continuing the development of your user-monitoring and reporting systems. Please describe these plans in greater detail, if material. To the extent these plans involve any anticipated material expenditures, you should provide quantitative disclosure regarding such anticipated expenses in your liquidity and capital resources discussion. See Item 303 of Regulation S-K. For further guidance, refer to Section III.B of SEC Release No. 33-6835.

Liquidity, page 46

11.   Please revise to clarify whether your current cash resources will be sufficient to meet your operating requirements for the next twelve months. To the extent that you are unable to make such assertions, or if you have identified a material deficiency in your short or long-term liquidity, then revise to disclose the deficiency along with a discussion regarding your proposed remedy. We refer you to FRC 501.03(a) and Section IV of Release No. 33-8350.

Going Concern, page 46

12.   We note from your disclosures on page 46 that your plan of operation includes generating operating cash flows from revenues on existing but not yet recognized contracts requiring scheduled installation. To the extent these contracts are firm orders to deliver products and/or services, tell us what consideration you gave to disclosing the total amount of the company's backlog for such contracts. Also, if revenues recognized from your backlog contracts have historically had, or are expected to have, a significant impact on the variability of your results, tell us how you considered including a discussion and analysis regarding changes in your backlog as part of your MD&A discussion on revenues.

Contractual Obligations, page 47

13.   We note from your risk factor disclosures on page 27 that the company has never declared or paid any cash dividends on its common stock. However, your disclosures on pages 47 and 53 indicate that you are contractually obligated to pay dividends to a stockholder from a premerger obligation until the filing of this Form 10. Please revise your risk factor disclosures to clarify this apparent inconsistency. In addition, explain further and revise to disclose the terms of this obligation. Ensure your revised disclosures address the total dividends paid to date and the total remaining obligation, including amounts not yet accrued.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 49

14.   We note that information regarding the beneficial ownership of your securities is provided as of June 30, 2011. Please revise so as to provide this information as of the most practicable date that is closer in time to the date of your next amended filing. See Item 403(a) of Regulation S-K.

15.   For clarity, please revise your table so that it includes only the beneficial owners of your securities and the respective aggregate amount of shares beneficially owned by each individual listed. You may provide additional disclosure regarding the ownership of such shares by way of footnote.

16.   Please revise to indicate by footnote, if true, that the amount of securities beneficially owned by each person listed in your beneficial ownership table also includes any shares that those individuals have the right to acquire within the next 60 days. See Item 403(a) and Exchange Act Rule 13d-3(d)(1).

Item 5. Directors and Officers

Directors and Executive Officers, page 50

17.   Please describe in greater detail Mr. Estep's and Mr. Combs' role with Techrescue LLC. We note that you currently describe these individuals as affiliates of this entity.

18.   As a related matter, please describe in greater detail the business operations of Techrescue LLC. Your current disclosure merely describes the entity as an early stage, private consulting firm. You should also disclose in your risk factors section any potential conflicts that may arise between your company and Techrescue LLC.

19.   In addition, please include disclosure in your revised document for each director, which briefly discusses how the specific experience, qualifications, attributes or skills that of each director led to the conclusion that the person should serve as a director in light of your business and structure.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 52

20.   Please revise your document to provide a detailed description of the material terms of any agreements with Techrescue LLC. With regards to the loan payable to Techrescue, you should include disclosure in your document of the outstanding principal as of the most practicable date, applicable interest rates and payment terms. See paragraphs (a)(5), (a)(6), and (d) of Item 404 of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 53

21.   You report that you completed four separate unregistered sales of securities during 2011 in reliance upon Regulation D. However, it appears that you have not filed a Form D for any of these unregistered transactions. Please advise.

Item 15. Financial Statements and Exhibits, page 56

22.   Please include as an exhibit with your amended filing any agreements relating to the loan
        payable to Techrescue LLC. See Item 15 of Form 10 and Item 601(b)(10) of Regulation
        S-K.

Consolidated Financial Statements

General

23.   Please note that you will be required to update your financial statements pursuant to Rule
        8-08 of Regulation S-X prior to the automatic effectiveness of this registration statement.

24.   Please revise to include a statement of operations and statement of cash flows for the
        comparable interim period of the preceding fiscal year. We refer you to Rule 8-03 of
        Regulation S-X.

Balance Sheet, page F-2

25.   It appears that the share amounts for December 31, 2009 and June 30, 2011 as reflected
        in the stockholders' equity section of your balance sheet have been reversed. In this
        regard, we note the number of common shares issued and outstanding at December 31,
        2009 and June 30, 2011 should be 15,000,000 and 26,723,194, respectively. Please
        revise your disclosures accordingly.

Note 5. Intangible Asset – Software

26.   Tell us how you determined the $10.0 million value of the intangible asset - software
        purchased from Techrescue, LLC; a company owned by your principal stockholder.
        Also, tell us whether the company had the intention and/or ability to repay the note
        payable issued in exchange for this asset and tell us whether the note had any provisions
        that allowed for the issuance of shares in exchange for payment. Tell us the accounting
        guidance you relied upon in accounting for this transaction and specifically tell us how
        you considered the guidance in SAB Topic 5.G by analogy.

27.   Please describe further the process used to assess your intangible asset – software for
        impairment. In this regard, tell us the methodologies and significant assumptions used in
        your analysis. In addition, considering the nature of the software and technological
        innovations in the gaming industry, explain further how you determined a 10-year useful
        life for this asset is reasonable. We refer you to ASC 360-10-35.

Note 6. Note Payables, page F-10

28.   Please tell us whether you are current with regards to the principal and interest payments
        due for each of your notes payable at December 31, 2010 and June 30, 2011 (or the date

of the most recent balance sheet included in your filing). To the extent that you are delinquent in your payments, please revise both your notes and liquidity discussion to indicate as such.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director